082-00034

ASX/Media Release

Santos

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Matthew Doman
+61 8 8116 5260 / +61 (0) 421 8
matthew.doman@santos.com

08002249

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

24 April 2008

SUPPL

Closure of the Moonie to Brisbane Oil Pipeline

Santos today formally advised the Queensland Government that it will not seek to reopen the Moonie to Brisbane oil pipeline (MBP), which has been closed since July last year.

The pipeline was closed last year following a leak which occurred in the Brisbane suburb of Algester. Following the closure, the Queensland Department of Mines and Energy issued a notice preventing operation of the pipeline until detailed engineering analysis proved its integrity.

Santos continues to work closely with the Environmental Protection Agency and Brisbane City Council on the cleanup in Algester, and this work is now well advanced. Santos continues to extend full support to the Algester community and has paid for all the clean up efforts.

Santos has considered the work and testing required to prove the suitability of the pipeline for a return to operation. Given the expense and difficulty of this work, Santos has concluded it will not seek to reopen the pipeline.

Santos will shortly be writing to all landholders adjacent to the pipeline easement and other interested stakeholders informing them of the planned closure and advising them of next steps.

As part of this process, Santos will work closely with the Queensland Government and engage the community to ensure that the strategy for decommissioning the pipeline meets both industry best-practice and is fully understood by all relevant stakeholders.

Community stakeholders can obtain further information about the decommissioning at Santos' dedicated MBP website (www.mooniebrisbanepipeline.com.au), or by calling our Community Contact hotline on 1 800 882 185.

Since the closure of the pipeline, Santos has made alternative arrangements for the trucking of crude oil production from Moonie to Brisbane. The requirement to truck oil to Brisbane will be reduced upon the completion of the new Jackson to Moomba pipeline later this year.

The remaining book value of the pipeline was fully written off in Santos' 2007 accounts. Provision was also made for the costs of decommissioning, remediation and rehabilitation.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

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Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

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